UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49296

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AuguStar Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Way
(No. and Street)

Cincinnati	Ohio	45242
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Teresa Cooper	(513) 794-6162	Teresa_Cooper@constellationinsurance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/03	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Marc A. Socol_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___AuguStar Distributors, Inc._____, as of ___12/31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DARLENE COOK
Notary Public, State of Ohio
My Commission Expires:
February 17, 2030

Signature: *Marc Socol*

Title:
Chairman of the Board and President

Darlene Cook
_____
Darlene Cook, Notary Public; Commission Expires 2/17/2030   State of OHIO   County of HAMILTON

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AUGUSTAR DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Constellation Insurance, Inc.)

Financial Statements and Schedules

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

AUGUSTAR DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Constellation Insurance, Inc.)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
AuguStar Distributors, Inc.
Cincinnati, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AuguStar Distributors, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Schedule 1 Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934, Schedule 2 Computation for the Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934, and Schedule 3 Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934 (collectively the "Supplementary Information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplement Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as AuguStar Distributor's, Inc. auditor since 2022.

New York, New York
February 27, 2026

AUGUSTAR DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Constellation Insurance, Inc.)

Statement of Financial Condition

As of December 31, 2025

Assets

Cash	$	3,526,817
Accounts receivable from affiliates, net (note 3)		4,488,870
Federal income taxes receivable (note 2)		3,196
Prepaid state income taxes		11,315
Other assets		13,512
Total assets	$	8,043,710

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	90,062
Commissions payable (note 3)		5,357,889
Total liabilities		5,447,951
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		12,397,000
Retained deficit		(9,834,241)
Total stockholder's equity		2,595,759
Total liabilities and stockholder's equity	$	8,043,710

See accompanying notes to financial statements.

AUGUSTAR DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Constellation Insurance, Inc.)

Statement of Operations

For the Year Ended December 31, 2025

Revenues		
Trail concessions (note 3)	$	56,513,244
Affiliate sales load (note 3)		788,358
Asset marketing allowance (note 3)		3,699,860
Service fee income (note 3)		454,478
Concession revenue		61,455,940
Expenses		
Trail commission expense (note 3)		56,513,244
Sales load due to affiliate (note 3)		788,358
Asset marketing allowance expense (note 3)		3,699,860
Prospectus printing expenses (note 3)		454,353
Production marketing allowance expense		2,204
Regulatory fees and expenses		212,864
General expenses		107,465
Total expenses		61,778,348
Loss before income taxes		(322,408)
Income taxes (note 2)		
Current expense		9,906
Net loss	$	(332,314)

See accompanying notes to financial statements.

AUGUSTAR DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Constellation Insurance, Inc.)

Statement of Changes in Stockholder's Equity

As of December 31, 2025

		Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at January 1, 2025	$	33,000	12,397,000	(9,501,927)	2,928,073
Net loss		—	—	(332,314)	(332,314)
Balance at December 31, 2025	$	33,000	12,397,000	(9,834,241)	2,595,759

See accompanying notes to financial statements.

AUGUSTAR DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Constellation Insurance, Inc.)

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(332,314)
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in accounts receivable from affiliates		572,799
Increase in income taxes receivable		(8,405)
Increase in other assets		(13,026)
Decrease in accounts payable and accrued expenses		(682,604)
Net cash used in operating activities		(463,550)
Decrease in cash		(463,550)
Cash at beginning of year		3,990,367
Cash at end of year	$	3,526,817
Federal income tax paid to AuguStar Life Insurance Company	$	6,409

See accompanying notes to financial statements.

AUGUSTAR DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Constellation Insurance, Inc.)

Notes to Financial Statements

December 31, 2025

(1) General Information and Significant Accounting Policies

Basis of Presentation and Nature of Business

AuguStar Distributors, Inc. (the "Company" or "ADI"), was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of Constellation Insurance, Inc. ("CII"), is registered as a wholesale broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934 and is a member of the Financial Industry Regulation Authority.

The Company is the underwriter of CII registered variable annuity and variable life products and enters into distribution and underwriting agreements with affiliates. CII is a stock holding company organized under Ohio insurance laws and wholly owned by Constellation Insurance Holdings, Inc. ("CIHI").

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP"). Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash is carried at cost which approximates fair value. All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable from Affiliates

As of December 31, 2025, the Company has certain commission expense reimbursements for trail concessions and other service contract expenses that have been recognized but not received by the Company. These amounts are included in accounts receivable from affiliates on the statement of financial condition. The Company estimates expected credit losses in accordance with FASB ASC 326-20 over the life of its receivables based on the relevant information about past events, current conditions and reasonable and supportable forecasts. Receivables amounts are generally settled short-term and, as such, credit losses on amounts due from affiliates would be immaterial and no allowance was recorded.

Revenue and Expense Accounting Policy

The Company has entered into distribution and underwriting agreements to sell variable life insurance contracts on behalf of AuguStar Life Assurance Corporation ("ALAC"), an affiliate. The Company also has entered into distribution and underwriting agreements to sell variable annuity contracts and fixed annuity contracts on behalf of AuguStar Life Insurance Company ("ALIC"), and National Security Life and Annuity Company ("NSLAC"), affiliates, and the O.N. Equity Sales Company

AUGUSTAR DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Constellation Insurance, Inc.)

Notes to Financial Statements

December 31, 2025

("ONESCO"), an affiliate and to unrelated third-party broker dealers. On December 31, 2025, ALIC entered into an agreement with ALAC to merge the legal entities, with ALIC being the surviving entity to the merger. ALAC's contracts automatically transfer to ALIC.

In its capacity as the underwriter and distributor for Constellation Insurance products, the Company has certain performance obligations that include but are not limited to all duties and functions which are necessary and proper for wholesale distribution and sale of Constellation Insurance products. The performance obligation is fulfilled at a point in time, once distribution of contracts is complete. Once a contract is distributed to the policyholder the Company has a right to the concession payment from the insurer equal to the amount incurred to distribute the contract.

The Company is the contractual counter party to selling agreements for third party distributors that sell and therefore has legal obligation for payment of related commissions. There are multiple performance obligations related to these contracts. The initial performance obligation is satisfied at the time of each individual sale. The portion of the revenue recognized at the time of sale is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. For the year ended December 31, 2025, the Company had no revenue related to the initial sale of contracts. The second portion of revenue, trailing concessions, is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the annuity contract or value of the insurance policy. Trailing concessions is not recognized at the time of sale because it is variably constrained due to factors outside of the Company's control including market volatility and client behavior (such as how long clients hold their annuity contract or insurance policy). The revenue is not recognized until it is probable that a significant reversal will not occur. Accordingly, the Company records these transactions as trail concessions in the statement of operations.

The Company receives fees from variable annuity contracts under Rule 12b-1 of the Investment Commission Act of 1940 which are based on fees for providing information to distributors and shareholders related to distribution of shares, including but not limited to, responding to phone inquiries, advertising, and providing information to distributors and shareholders regarding fund performance. These services to customers represent the performance obligation and are considered a series of distinct services that are substantially the same. The revenue is recognized over the time the Company's client owns the investment and is generally earned based on contractual rates applied to the average daily net asset value invested in the fund. These fees are considered satisfied over time as contracts are simultaneously received and consuming the benefits as they are provided by the Company. Transaction price is variable and constrained until the point of time when the fee is determined. Revenue from 12b-1 fees is reported in ONESCO "affiliate" sales load on the statement of operations.

The Company incurs a marketing expense from the distribution related to the sale or marketing of contracts, sales load to and from ONESCO, printing and distributing prospectuses, and other expenses incurred with the distributing the sale of contracts. NSLAC reimburses the Company for expenses incurred by the Company for the distribution of the NSLAC products. ALIC reimburses the Company

for expenses incurred by the Company for the distribution of the Constellation Insurance products. These expenses are recorded as asset marketing allowance in the statement of operations.

Relative to the sale of the affiliated variable life, fixed and annuity products, the Company acts as a principal and receives revenue from the affiliates that is paid out directly to the third parties. The Company provides services for these products and acting as the principal to the contract, the Company recognizes these revenue dollars in a gross manner. The accompanying financial statements have been prepared from separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company operated on a stand-alone basis and these transactions were with unrelated parties.

Commissions Payable

Commissions for marketing allowances are recognized on trade date basis and are paid quarterly. Marketing allowance commissions of $912,033 and accrued commission amounts due of $4,445,856 are included in commissions payable on the statement of financial condition.

Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company is required to categorize its assets and liabilities that are carried at estimated fair value on the statement of financial condition into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

- **Level 1** – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, cash and cash equivalents, and exchange traded derivatives.

- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by

observable market data through correlation or other means for identical or similar assets and liabilities.

- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price the asset or liability.

As of December 31, 2025, the Company did not have any investment securities or other financial assets or liabilities that are carried at fair value.

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The new standard is effective for annual periods beginning on or after December 15, 2024. The amendments require all entities to disclose, on an annual basis, the amount of income taxes paid (net of refunds received), disaggregated by federal (national), state, and foreign jurisdictions. Additionally, taxes paid must be further disaggregated by individual jurisdictions where the amount equals or exceeds 5% of total income taxes paid (net of refunds received).

The Company is included in the consolidated federal income tax return filed by ALIC. Federal income taxes are determined as if each entity filed a separate return, with any resulting current tax liability or benefit settled with ALIC. Current and deferred income taxes are calculated as of the financial statement date, using enacted tax laws and rates in effect at that time. Deferred tax expense or benefit reflects changes in deferred tax assets and liabilities year over year.

The Company accounts for uncertain tax positions in accordance with ASC 740. Positions are evaluated based on their technical merits, and the Company recognizes the largest benefit that is more likely than not to be sustained upon examination. Unrecognized tax benefits are remeasured as new information becomes available or when events occur that warrant a change. The Company adopted the new accounting pronouncement effective January 1, 2025, and it did not have a material impact on our financial position or results of operations.

(2)   Income Taxes

The Company files a consolidated federal income tax return with ALIC. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

AUGUSTAR DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Constellation Insurance, Inc.)

Notes to Financial Statements

December 31, 2025

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. As of December 31, 2025, there is no federal deferred tax asset or liability. As of December 31, 2025, there are deferred tax assets of $295,980 for which it is more likely than not the state deferred tax assets will not be realized. As of December 31, 2025, there is a full valuation allowance of $295,980 which has not changed since December 31, 2024.

The Company provides for federal and state income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition*. This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2025, there are no reserves for uncertain tax positions. Tax years subject to examination include 2021 through the current period.

Total income tax expense for the year ended December 31, 2025, differs from the amount computed by applying the U.S. federal income tax rate of 21% to income before federal income tax expense as follows:

	Amount	Percentage
U.S. Federal statutory tax rate	$ (67,706)	21.00 %
Intercompany tax cost adjustment	73,976	(22.94)
Other adjustments	3,636	(1.13)
Total expense and effective rate	$ 9,906	(3.07) %

The Company's policy for recording interest and penalties associated with audits, claims, and tax adjustments is to record such amount(s) as a component of income taxes. The Company does have amounts related to state and local income tax within the Other Adjustments line in the rate reconciliation above which is below the 5% disaggregation threshold. The Company does not have any foreign tax effects, effects of changes in tax laws, tax credits, non-deductible items, changes in valuation allowances, and unrecognized tax benefits in the rate reconciliation above. The Company is not currently under tax examination by any Federal or State taxing jurisdiction(s). The Company's open years of examination under statute of limitations are for the tax periods 2022 through the current tax year.

Taxes paid (refunded) for the year ended December 31, 2025:

	2025
U.S. Federal	$ 6,409
State:	
California	2,800
District of Columbia	1,000
Idaho	1,000
Massachusetts	1,000
Montana	1,000
New Mexico	950
Texas	2,829
Other*	150
State subtotal	10,729
Foreign	—
Total cash paid for income taxes (net of refunds)	$ 17,138

* The amount of income taxes paid during the year does not meet the five percent
disaggregation threshold by individual jurisdiction.

(3) Related-Party Transactions

Service contract expense is recognized ratably over the year based on annual cost models for direct
and indirect costs related to services performed. ADI has service contract agreements with ALIC, CII
and ONESCO. ADI is billed from ALIC for legal and professional services, data processing services,
office space, equipment and other materials and administrative services necessary to the operation of
the business. The Company is billed from CII for services, office space, equipment, and materials
necessary to the operation of the business. ADI is billed from ONESCO for services and support
including contracting and licensing, marketing, compliance, and training support. The expenses
related to the service contract agreements are reviewed quarterly with appropriate Management for
reasonableness and approval. The service contract expense of $24,000 for the year ended December
31, 2025, comprised services expenses all from ALIC and is included in general expenses on the
statement of operations.

For the year ended December 31, 2025, the Company incurred $56,513,244 related to commission
expense to third-parties, $788,358 of affiliate sales load expense related to fixed annuities, $3,699,860
of asset-based marketing allowance expense, $454,353 of prospectus printing expenses, and $125 of
advertising fees. Accordingly, the Company received $61,455,940 of commission revenue from
affiliates. See Note 1 – Revenue and expense accounting policy. At December 31, 2025, the Company
had accrued concessions receivable from affiliates of $4,445,856, accrued printing and prospectus
receivable of $42,049 offset by net asset-based marketing allowance payable of $18,612.

AUGUSTAR DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Constellation Insurance, Inc.)

Notes to Financial Statements

December 31, 2025

At December 31, 2025, the Company paid to ONESCO $153,286 of asset marketing allowance expense and $27 of production marketing allowance expense reported in the statement of operations, respectively. These expenses are for marketing support services related to the sale and distribution of ALIC annuity contracts, per a selling agreement with the Company.

The Company has an underwriting agreement with NSLAC and bills NSLAC for employee benefit chargebacks, which reduce the service contracts expenses. There is no assurance that these costs would be similar if the Company had to obtain such services and support on its own. The Company is also reimbursed by NSLAC for expenses related to distributing variable annuity and variable universal life contracts issued by NSLAC, per the underwriting agreement. For the year ended December 31, 2025, the Company received $170,867 in reimbursement of expenses reported in asset marketing allowance expense in the statement of operations and received $125 in reimbursement of expenses reported in regulatory fees and expenses in the statement of operations. At December 31, 2025, the Company had reimbursement due of $20,925.

The affiliated amounts owed to the Company as of December 31 were as follows, which are shown on the face of the statement of financial condition:

	2025
Trail concessions accrued	$ 4,445,856
Printing and prospectus reimbursement	42,049
Asset-based marketing allowance, net	(18,612)
Other expenses due to ALIC	(1,348)
NSLAC reimbursements	20,925
Total accounts receivable from affiliates, net	$ 4,488,870

The Company files a consolidated federal income tax return with ALIC. Tax payments paid to ALIC for 2025 were $6,409.

(4) Regulatory Requirements

The Company's broker dealer business is limited to the distribution of annuity and insurance products of affiliated insurance companies. The Company carries no customer accounts. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3 3, Section k(1) which limits the Company to transactions in certain redeemable securities of registered investment companies or insurance products and allows the Company to briefly handle customer funds and/or securities but requires such funds or securities to be transmitted promptly.

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of

"aggregate indebtedness," as those terms are defined in the Rule. The Rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had a minimum capital requirement of $363,197, "aggregate indebtedness" of $5,447,951, "net capital" of $2,524,722, and a ratio of aggregate indebtedness to net capital of 2.16 to 1.

(5) Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class for wholesale distribution. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income that is reported on the accompanying income statement of this report as net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, pay dividends or request contributions from its parent to maintain capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of general information and significant accounting policies. The significant expenses of the segment are reported on the accompanying statement of operations of these financial statements. The company derived 99 percent of its total revenues from a single external customer in 2025.

(6) Contingencies

The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred, and the amount of the loss can be reasonably estimated. Legal costs are accrued by the Company as incurred and for the estimated amount to be incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to the liabilities for litigation, regulatory investigations, and litigation-related contingencies. If a liability is required, it would be reflected in accounts payable and accrued expenses on the statement of financial condition.

(7) Subsequent Events

The Company has evaluated events occurring after December 31, 2025, and have concluded that there are no events that require recognition or disclosure in the financial statements.

AUGUSTAR DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Constellation Insurance, Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2025

Aggregate indebtedness:		
Total liabilities	$	5,447,951
Net capital		2,524,722
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $5,447,951)		363,197
Net capital in excess of requirements	$	2,161,525
Percentage of aggregate indebtedness to net capital		215.78
Net worth:		
Common stock	$	33,000
Additional paid-in capital		12,397,000
Retained deficit		(9,834,241)
Total net worth		2,595,759
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliates		43,014
Other assets		28,023
		71,037
Net capital before haircuts on securities positions		2,524,722
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	2,524,722

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2025 amended on unaudited Form X-17A-5, Part IIA on February 11, 2026.

See accompanying report of independent registered public accounting firm.

AUGUSTAR DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Constellation Insurance, Inc.)

Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2025

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

AUGUSTAR DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Constellation Insurance, Inc.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2025

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying AuguStar Distributors, Inc., Exemption Report in which (1) AuguStar Distributors, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AuguStar Distributors, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) AuguStar Distributors, Inc. stated that AuguStar Distributors, Inc. met the identified exemption provisions throughout the year ended December 31, 2025 without exception. AuguStar Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AuguStar Distributor's, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
February 27, 2026



One Financial Way
Cincinnati, Ohio 45242

Post Office Box 237
Cincinnati, Ohio 45201-0237
513.794.6100
constellationinsurance.com

AuguStar⁵ᴹ Distributors, Inc., Member FINRA

Exemption Report

AuguStar Di:stributors, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

The Company has met the identified exemption provisions for the fiscal year ended December 31, 2025 without exception.

AuguStar Distributors, Inc.

·I, Marc Socol, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Marc Socol_____

Title: Chairman of the Board and President
Date: February 27, 2026



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Management and Board of Directors of AuguStar Distributors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2025. Management of AuguStar Distributors, Inc (the "Company") is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2025, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, noting no differences.
2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, to supporting schedules and working papers, noting no differences.
3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

(Continued)

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
February 27, 2026